1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2007

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No        X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Connected Transaction- Amendment of Strategic Agreement, dated June 21, 2007	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: June 21, 2007	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

CONNECTED TRANSACTION

AMENDMENT OF STRATEGIC AGREEMENT

Independent Financial Adviser to the Independent Board Committee

A letter from the Board of China Telecom Corporation Limited is set out on pages 4 to 14 of this circular. A letter from the Independent Board Committee is set out on pages 15 to 16 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and Independent Shareholders is set out on pages 17 to 23 of this circular.

A notice dated 21 June 2007 convening an extraordinary general meeting of the Company to be held at 10 a.m. on Tuesday, 7 August 2007 at 31 Jinrong Street, Xicheng District, Beijing, PRC is set out on pages 28 to 31 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

21 June 2007

A-1

A-2

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the meanings:

“2006 Announcement”	the announcement dated 30 August 2006 issued by the Company in relation to, among others, certain continuing connected transactions of the Company and the Strategic Agreement

“Additional Provinces”	Jiangsu province, Anhui province, Jiangxi province, Hunan province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region in the PRC

“Announcement”	the announcement dated 15 June 2007 made by the Company in respect of amendment of the Strategic Agreement

“BNP Paribas Capital” or “Independent Financial Adviser”	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

“Board”	the board of directors of the Company which, as of the date of this circular, consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors

“CCS”	China Communications Services Corporation Limited , a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, incorporated in the PRC with limited liability on 30 August 2006 and whose principal business includes the provision of specialised telecommunications support services offering telecommunications infrastructure services, business process outsourcing services and applications and content and other services to telecommunications operators in the PRC

“CCS Group”	CCS, together with all of its subsidiaries

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other business

DEFINITIONS

“Company” or “we”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Hong Kong Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“connected person”	shall bear the meaning set out under the Listing Rules, and the term “connected persons” shall be construed accordingly

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held on 7 August 2007 to approve, among others, the Supplemental Agreement

“Enlarged CCS Service Areas”	the Additional Provinces and the Existing Provinces

“Existing Provinces”	the current primary service regions of CCS, namely, Shanghai municipality and Zhejiang, Fujian, Hubei, Guangdong and Hainan provinces in the PRC

“Group”	the Company, together with all of its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of Directors, consisting of Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, who are independent non- executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company, and the term “Independent Third Parties” shall be construed accordingly

“Latest Practicable Date”	14 June 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)

“Strategic Agreement”	the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 30 August 2006 to set out the terms of the strategic cooperation between them

“Supplemental Agreement”	the Supplemental Agreement to the Strategic Cooperation Framework Agreement entered into between the Company and CCS on 15 June 2007 to amend certain terms of the Strategic Agreement in order to expand the geographic scope of mutual strategic cooperation between them

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Executive Directors:

Wang Xiaochu

Leng Rongquan

Wu Andi

Zhang Jiping

Huang Wenlin

Li Ping

Yang Jie

Sun Kangmin

Non Executive Director:

Li Jinming

Independent Non-executive Directors:

Zhang Youcai

Vincent Lo Hong Sui

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

Registered office: 31 Jinrong Street Xicheng District Beijing 100032, PRC Place of business in Hong Kong: 38th Floor Dah Sing Financial Centre 108 Gloucester Road Wanchai, Hong Kong

21 June 2007

To the shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

AMENDMENT OF STRATEGIC AGREEMENT

1.	INTRODUCTION

The Company announced, by way of the Announcement, that it had entered into the Supplemental Agreement with CCS on 15 June 2007 to expand the geographic scope of mutual strategic cooperation under the Strategic Agreement between the Company and CCS so as to benefit from CCS’s expansion of its service areas from the 6 Existing Provinces to the Enlarged CCS Services Areas that include 19 provinces, municipalities and autonomous regions.

The Supplemental Agreement and transactions contemplated thereunder, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, are continuing connected transactions of the Company under the Listing Rules subject to, amongst other things, Independent Shareholders’ approval requirements at the EGM.

LETTER FROM THE BOARD

The purposes of this circular are to provide you with further information relating to the Supplemental Agreement, the letter from the Independent Board Committee containing its recommendation in connection with the terms of the Supplemental Agreement, the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders and a notice of the EGM to approve, among others, the Supplemental Agreement.

2.	BACKGROUND

Overview

Reference is made to the 2006 Announcement made by the Company in relation to, inter alia, certain continuing connected transactions between the Group and China Telecommunications Corporation and/or its associates and the Strategic Agreement between the Company and CCS. The Strategic Agreement was signed on 30 August 2006 to set out the parameters of strategic cooperation between the Group and CCS Group and to form a strategic partnership in accordance with the principle of equality and mutual benefits.

An extraordinary general meeting was convened by the Company on 25 October 2006 where the Independent Shareholders of the Company approved, inter alia, the Strategic Agreement.

CCS has proposed to expand the geographical scope of its specialized telecommunications support services through acquisition from the Existing Provinces to the Enlarged CCS Service Areas. The Company now seeks to amend certain terms of the Strategic Agreement by way of the Supplemental Agreement to include continuing connected transactions falling under the Strategic Agreement between the CCS Group and the Group in the Additional Provinces and to amend certain terms of the Strategic Agreement to be applied to the Enlarged CCS Service Areas. The proposed Supplemental Agreement will require the Independent Shareholders’ approval at the EGM to be held by the Company on 7 August 2007.

China Telecommunications Corporation is the controlling shareholder, holding 70.89% of the issued share capital of the Company and CCS is a subsidiary of China Telecommunications Corporation. Accordingly, CCS is regarded as a connected person of the Company under the Listing Rules, and the transactions contemplated under the Supplemental Agreement, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, constitute continuing connected transactions of the Company subject to reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

3.	TERMS OF THE SUPPLEMENTAL AGREEMENT

The Supplemental Agreement will expand the geographic scope of mutual strategic cooperation under the Strategic Agreement to include 13 Additional Provinces, being Jiangsu province, Anhui province, Jiangxi province, Hunan province, Guangxi Zhuang autonomous region, Chongqing municipality, Sichuan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province and Xinjiang Uygur autonomous region. Consequently, the geographic scope of mutual strategic cooperation between the Group and the CCS Group will now cover 19 provinces, autonomous regions and municipalities.

LETTER FROM THE BOARD

The Supplemental Agreement will also set out the Company’s undertaking to receive certain services in respect of the design, construction, project supervision and management of communication engineering projects provided by the CCS Group in relation to the Additional Provinces by adjusting the Company’s current undertaking in relation to the Existing Provinces. The company will agree, under the Supplemental Agreement that, during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s wholly-owned subsidiaries in the Enlarged CCS Service Areas will, on an annual basis, accept services from the wholly-owned subsidiaries of CCS with an aggregate value of not less than 10.6% of the total annual capital expenditure incurred during that year by the relevant subsidiaries of the Company, which has taken into consideration the historical amounts of transactions between the Group and the businesses to be acquired by CCS in the Additional Provinces and the current undertaking (being not less than 12.5%) applicable to the Existing Provinces under the existing terms of the Strategic Agreement, details of which are set out in the section hereunder headed “Terms of the Strategic Agreement”.

In addition, the Supplemental Agreement also contains the Company’s undertaking to receive certain facilities management and network maintenance services provided by the CCS Group in relation to the Additional Provinces. Pursuant to the Supplemental Agreement, the Company undertakes that, during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s wholly-owned subsidiaries in the Enlarged CCS Service Areas will, on an annual basis, accept facilities management services from the relevant wholly-owned subsidiaries of CCS amounting to an aggregate value of not less than RMB1,780 million, which has taken into consideration the historical amounts of transactions between the Group and the businesses to be acquired by CCS in the Additional Provinces and the current undertaking (being not less than RMB1,330 million) applicable to the Existing Provinces under the existing terms of the Strategic Agreement, details of which are set out in the section hereunder headed “Terms of the Strategic Agreement”.

For the purpose of calculation of the amount of transactions falling under the above undertaking for the year ending 31 December 2007, all transactions of the same type entered into between the Group and the businesses to be acquired by CCS in the Additional Provinces in year 2007 would be aggregated.

Annual caps for the transactions contemplated under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps of existing framework agreements between the Company and China Telecommunications Corporation, which have been duly approved by the Independent Shareholders of the Company, and such annual caps will remain unchanged. Details of the annual caps and basis of determination are set out in the section below.

The Supplemental Agreement is conditional upon, inter alia, (1) Independent Shareholders’ approval of the Supplemental Agreement having been obtained; and (2) CCS having obtained the requisite independent shareholders’ approval as required under the Listing Rules in respect of the Supplemental Agreement and of its proposed acquisition of certain specialized assets from China Telecommunications Corporation in the Additional Provinces.

LETTER FROM THE BOARD

4.	TERMS OF THE STRATEGIC AGREEMENT

The existing terms of the Strategic Agreement, as approved by the Independent Shareholders on 25 October 2006 are set out below for reference:

Date	30 August 2006

Parties	The Company; and CCS.

For the purpose of describing the terms of Strategic Agreement in this section of this circular, references to “CCS” shall include CCS and its subsidiaries.

For the purpose of the Strategic Agreement, the term “the Company” shall include the Company and its wholly-owned subsidiaries.

Term	From 01 January 2007 to 31 December 2009

The Parties may, on the expiry of its term, consult each other separately regarding whether the Strategic Agreement should be renewed.

According to Rule 14A.35(l) of the Listing Rules, the period of the agreement must not exceed three years. The Company will re- comply with Chapter 14A of the Listing Rules, including the disclosure and independent shareholders’ approval requirement prior to renewing the agreement upon expiry of the current term.

Scope of strategic cooperation	The areas for the strategic business cooperation between the Parties in accordance with the terms and conditions of this Strategic Agreement shall include: the services in connection with the design, construction and project supervision and management of communication engineering projects; facilities management services; the content application services; the development of marketing channels and use of telecommunication business as well as exploring other new businesses that are suitable for cooperation between the Parties.

Such services shall comply with the relevant standards prescribed by the State or standards agreed upon between the Parties, and the conditions related thereto shall be no less favourable than the conditions that such Party offered to any third party for the same or similar services. To the extent not contrary to PRC laws and regulations, if, with respect to the same services, the terms and conditions offered by a Party hereto for the services provided is as favourable as the terms and conditions provided by an Independent Third Party, the other Party shall select on a priority basis the Party hereto to be the service provider.

LETTER FROM THE BOARD

Tariff standards (applicable prices)

If the government-prescribed prices are available, the government- prescribed prices shall be used. If the government-guided prices are available, the government-guided prices shall be used; but if neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. If the government-prescribed prices, the government-guided prices and the market prices are not available, the Parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the Parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the Parties upon consultation.

The term “government-prescribed prices” shall be the prices prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China.

The term “government-guided prices” shall be the prices with fluctuation levels prescribed by the competent pricing authority or other relevant authority of the government by exercising their respective pricing authority within the respective scope of pricing in accordance with the Pricing Law of the People’s Republic of China in order to guide the operators to determine their own prices.

The term “market prices” shall be, subject to compliance with PRC laws and regulations, the prices set by the operators at their own discretion and developed through market competition. The market prices shall be determined by reference to the following prices in the following order: (1) the prices charged by an Independent Third Party at the places or the regions in proximity thereto where such types of services are provided in the ordinary course of business; or (2) the then prices charged by an Independent Third Party for providing such types of services in the ordinary course of business.

Upon the consent by the Parties or in accordance with the relevant laws and regulations, the applicable standard prices may also adopt prices determined by tender as the pricing basis (i.e. in accordance with public bidding pricing method as stated in the Bidding and Tender Law of the People’s Republic of China and other laws and regulations).

Services	1. SERVICES IN CONNECTION WITH THE DESIGN, CONSTRUCTION AND SUPERVISION OF COMMUNICATION ENGINEERING PROJECTS

1.1    For the purposes of the Strategic Agreement, the term “services in connection with the design, construction, project supervision and management of communication projects” means services provided by CCS to the Company in respect of the design, construction and supervision of communication engineering projects, including but not limited to any engineering, construction and supervision services involved in the construction of new communication engineering projects as well as the expansion of capacity, rationalization, upgrading, maintenance of communication engineering projects.

LETTER FROM THE BOARD

1.2    The Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following 6 provinces (municipalities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong, and Hainan in the PRC will, on an annual basis accept services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) services in respect of the design, construction and supervision of communication engineering projects provided of not less than 12.5% of the total annual capital expenditure incurred during that year by the above-named subsidiaries. This clause has been proposed to be amended as described in the section headed “Terms of the Supplemental Agreement”.

1.3 CCS undertakes that:

(a) it shall offer at least 5% price discount to the Company based on the Applicable Standard Prices for the services provided;

(b)    it will fully utilize its own business competitive edge to provide services that are in compliance with the quality requirements stipulated by the Company and shall use its best efforts to provide human resources, equipment, capital and other resources to develop its own capability to provide services required by the Company;

(c)    the design, construction and supervision services in respect of the communication engineering projects provided by it to the Company are a basket of integrated and comprehensive services and that it guarantees to implement quality control throughout the course of providing services.

2. FACILITIES MANAGEMENT SERVICES

2.1    the Company undertakes that during the effective period of the Strategic Agreement, under the same terms and conditions, the Company’s subsidiaries in the following 6 provinces (municipalities), namely Shanghai, Zhejiang, Fujian, Hubei, Guangdong and Hainan in the PRC will, on an annual basis, accept facilities management services from the wholly-owned subsidiaries of CCS (within the administrative region of such province) amounting to an aggregate of not less than RMB1.33 billion. This clause has been proposed to be amended as described in the section headed “Terms of the Supplemental Agreement”.

2.2    CCS undertakes to provide the Company with professional facilities management services that are up to quality standards. CCS shall also fully utilize its competitive edge on having established its professional operation with economies of scales to assist the Company to achieve the goals of lowering its costs and expenditures.

LETTER FROM THE BOARD

3. STRATEGIC COOPERATION FOR OTHER BUSINESSES

3.1    The Company undertakes that in the course of its strategic transformation from being a traditional telecommunications infrastructure operator to a comprehensive information services provider, subject to substantially the same contractual terms, it will actively provide services to, and pursue cooperation opportunities with, CCS.

3.2    CCS undertakes that it will support the Company to carry out its strategic transformation from a traditional telecommunications infrastructure operator to a comprehensive information services provider and will actively support the Company in its business development. CCS shall also actively utilise the Company’s products and services in its own business.

Annual Caps and Basis of Determination

Neither Supplemental Agreement nor the Strategic Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Supplemental Agreement and the Strategic Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps of the said framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement details of which were set out in the 2006 Announcement and approved by the Independent Shareholders of the Company on 25 October 2006. The Company confirms that all transactions currently contemplated under the Strategic Agreement (as amended) are covered under the existing framework agreements. The Company further confirms that it will comply with relevant listing rule requirements in the future if there will be any transaction under the Strategic Agreement (as amended) not covered under any existing framework agreement.

Reasons and benefits for the Supplemental Agreement

By expanding the geographic scope of strategic cooperation with CCS, the Company will be able to realize the same benefits in the Additional Provinces as in the Existing Provinces. In addition, the Group will also be able to benefit from the broader service network and enhanced servicing capability of CCS in the Enlarged CCS Service Areas resulting from its expansion. The main reasons and benefits for the Supplemental Agreement and for expanding the geographic scope of mutual strategic cooperation are the same as those for the Strategic Agreement as disclosed in the 2006 Announcement and stated hereunder:

(1)	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

The historical unique relationship and long-term cooperation between CCS and the Company has enabled CCS to gain a comprehensive and deep understanding of the Company’s network features and general business needs. Compared to third parties, CCS can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Company will receive high quality service and can effectively lower its operational expenses.

LETTER FROM THE BOARD

Due to a long-standing and cooperative relationship in the past, CCS is more able to meet the needs of the Company and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. CCS has undertaken to set up a specialised team dedicated to serving the Company. This will enable a more efficient provision of technical preparation required for the development of the Company, and the Company will obtain more systematic and efficient services.

(2)	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

CCS will develop to become an independent and market-oriented operated service provider, and other telecommunication operators will increase their demand for services from CCS. The Company must build a cooperative relationship, in accordance with market principles, with CCS to secure a source to meet its service needs. The Board believes that in terms of technology, business and management, it is in the longer term interests of our shareholders to outsource the provision of services under the Strategic Agreement to appropriate suppliers instead of providing such services by the Company itself.

CCS has a competitive edge in the areas of technology, research and development and human resources. New businesses in the future will result in an increase in the construction of various operator networks and an increase of operational expenses, and operators will increase their external demands in areas such as: technology, size of operations, human resources. The establishment of a strategic cooperative relationship between the Company and CCS is highly significant to the Company receiving key services.

(3)	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

The establishment of a strategic cooperative relationship with CCS will assist the Company in building a comprehensive information services business model and improve the cooperation within the value chain. As the Company intensifies its strategic transformation, the Company needs to continuously work on the construction and optimisation of its network to increase the competitiveness of the network. The Company’s out-sourcing strategy on many operational levels will decrease costs, and at the same time enable the Company to receive high quality service and increase its operational efficiency. The Company must strengthen areas such as corporate informational services, IT services and internet usage and enhance mutually beneficial cooperation within the production chain in order to become a comprehensive informational service provider.

Through a strategic cooperative relationship with CCS, the Company may use CCS’s communication engineering resources, technical advantage, professional qualification, rich experience in network support, long-term experience and ability in providing out-sourcing services for operators to enable the Company to become a comprehensive, all-encompassing, one stop shop providing nation-wide network design, facilities management and end-user sales. Through the establishment of a varied cooperation model, the Company and CCS can mutually benefit from each other’s resources.

LETTER FROM THE BOARD

5.	BOARD OPINION

The Board (including the independent non-executive directors of the Company) considers that the terms of the Supplemental Agreement and the transactions contemplated thereunder are on normal commercial terms, are fair and reasonable, and are in the interest of the Company and its shareholders as a whole and recommends that the Independent Shareholders vote in favour of the ordinary resolution numbered 1 set out in the EGM Notice.

6.	INDEPENDENT SHAREHOLDERS APPROVAL AND THE EGM

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any shareholder and their associates with a material interest in the Supplemental Agreement are required to abstain from voting on the relevant resolution at the EGM. China Telecommunications Corporation and its associates are required to abstain from voting on the resolution in respect of the Supplemental Agreement and the transactions contemplated thereunder at the EGM.

An Independent Board Committee, comprising all of the independent non-executive directors of the Company, namely Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr Tse Hau Yin, Aloysius, has been formed to advise the Independent Shareholders in relation to the Supplemental Agreement. The letter to the Independent Shareholders from the Independent Board Committee containing its recommendations is set out on pages 15 to 16 of this circular. The Independent Board Committee considers that the terms of the Supplemental Agreement to be in the best interest of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee also considers that the transactions contemplated under the Supplemental Agreement to be in the usual and ordinary course of business, on normal commercial terms and absence of annual caps under the Strategic Agreement, as amended by the Supplemental Agreement, is fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favor of the ordinary resolution numbered 1 set out in the notice of the EGM at the end of this circular.

BNP Paribas Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Supplemental Agreement and a copy of its letter of advice is set out on pages 17 to 23 of this circular.

A notice of the EGM to be held at 10:00 a.m. on Tuesday, 7 August 2007 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC is set out on pages 28 to 31 of this circular at which ordinary resolutions will be proposed to approve, among other things, the amendment to the Strategic Agreement as described in this circular. A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy to the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

7.	ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders set out on pages 15 to 16 of this circular, to the letter from the Independent Financial Adviser to the Company’s Independent Board Committee and Independent Shareholders in respect of the Supplemental Agreement set out on pages 17 to 23 of this circular, and to the information set out in the appendix to this circular.

By order of the Board China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

21 June 2007

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

AMENDMENT OF STRATEGIC AGREEMENT

We refer to the circular (the “Circular”) dated 21 June 2007 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 15 June 2007, the Board announced that the Company had entered into a Supplemental Agreement to amend the Strategic Agreement with China Communications Services Corporation Limited.

The Independent Board Committee was formed on 15 June 2007 to make a recommendation to the Independent Shareholders as to whether, in its view, the terms of the Supplemental Agreement are fair and reasonable and on normal commercial terms and whether the Supplemental Agreement is in the interest of the Company and its shareholders as a whole. BNP Paribas Capital has been appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders on the terms of the Supplemental Agreement.

The terms of, and the reasons for entering into, the Supplemental Agreement are described in the Letter from the Board set out on pages 4 to 14 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Supplemental Agreement and the basis upon which their terms have been determined. We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the terms of the said agreement as set out in the letter from the Independent Financial Adviser on pages 17 to 23 of the Circular, which we urge you to read carefully.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, after taking into account, amongst other things, the advice of the Independent Financial Adviser, considers that the terms of the Supplemental Agreement, to be in the best interest of the Company and shareholders as a whole and to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee also considers that the transactions contemplated under the Supplemental Agreement are in the usual and ordinary course of business, are entered into on normal commercial terms and absence of annual caps under the Strategic Agreement as amended by the Supplemental Agreement to be fair and reasonable. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favor of the ordinary resolution numbered 1 set out in the notice of the EGM at the end of the Circular.

Yours faithfully Zhang Youcai Vincent Lo Hong Sui Shi Wanpeng Xu Erming Tse Hau Yin, Aloysius Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, prepared for inclusion in this circular.

21 June 2007

To the Independent Board Committee and

Independent Shareholders of China Telecom Corporation Limited

Dear Sirs,

CONNECTED TRANSACTION

AMENDMENT OF STRATEGIC AGREEMENT

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Supplemental Agreement regarding the amendment of certain terms of the Strategic Agreement. Details of the Supplemental Agreement are set out in the Letter from the Board contained in the circular of the Company dated 21 June 2007 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The effectiveness of the Supplemental Agreement is conditional upon, inter alia, the approval by the Independent Shareholders in the EGM by way of a poll where China Telecommunications Corporation and its associates will abstain from voting. The Independent Board Committee has been formed by the Company to consider the terms of the Supplemental Agreement.

We are a licensed corporation holding a license to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong). We shall receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify BNP Paribas Capital and certain related persons against certain liabilities and expenses in connection with this engagement.

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we shall receive any fees or benefits from the Company, its subsidiaries or associates. We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders on the terms of the Supplemental Agreement. As at the Latest Practicable Date, BNP Paribas S.A., our parent company, beneficially owns 131,243,418 H Shares, representing approximately 0.16% of the issued share capital of the Company. We do not consider this shareholding interest would affect the objectivity of our advice, given the fact that the interests so held in the Company are no different from that of the Independent Shareholders.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In arriving at our advice, we have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors, the Company’s advisers and management of the Company including those set out in the Circular and assumed that all statements, intentions, opinions and representations made were true, complete and accurate at the time they were made and continue to be so in all respects up to and as at the date of the Circular and that they may be relied upon. We have also assumed that all statements of intention of the management or the Directors, as set forth in the Circular, will be implemented and that all of the expectations of the Directors can be met. We have also relied on the assumptions described in the Circular and certain information available to the public and we have assumed such information to be accurate and reliable. We have reviewed, inter alia, the Strategic Agreement and the Supplemental Agreement and have assumed that these agreements are enforceable against each of the parties thereto in accordance with their respective terms and that each of the parties will perform and will be able to perform their respective obligations thereunder, and as otherwise described in the Circular, in full when due. We consider that we have received and reviewed sufficient information to enable us to form a reasonable basis for our opinion. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company nor have we conducted any valuation or appraisal of any assets or liabilities, nor have we conducted any form of investigation into the commercial viability of the future prospects of the Company, the characteristics of the aforementioned agreements or the financial condition or future prospects of any of the other parties to the aforementioned agreements. We have further assumed that all government, regulatory or other consents and approvals necessary for the effectiveness and implementation of these agreements have been or will be obtained without any adverse effect on the contemplated benefits to the Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have sought confirmation from the Directors that no material facts or information have been omitted from the information supplied and/or opinions expressed.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, would have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS

In arriving at our advice, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

Background

Information on the relevant companies

The Company, China Telecom Corporation Limited , is a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, and its principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

China Telecommunications Corporation is a state-owned enterprise established under the laws of the PRC on 17 May 2000, with its principal business being the investment holding of companies primarily involved in the provision of telecommunication services in the PRC, the provision of specialized telecommunication support services and other business. It is noted that China Telecommunications Corporation has been providing telecom-related and other services to the Company since its initial public offering in 2002. These services are contracted in the various agreements between the two parties, as well as, in most cases, among the subsidiaries of each party. China Telecommunications Corporation is the controlling shareholder of the Company, holding 70.89% of the issued share capital of the Company.

China Communications Services Corporation Limited (or CCS) is a company of which China Telecommunications Corporation and its associates beneficially own approximately 70.00% of its existing issued share capital. Accordingly, CCS is a connected person of the Company, and the transactions contemplated under the Supplemental Agreement, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, constitute continuing connected transactions of the Company subject to reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

Background of the Strategic Agreement and the Supplemental Agreement

On 30 August 2006, the Company entered in to a Strategic Agreement with CCS pursuant to which the parties agree to form a strategic partnership in accordance with the principle of equality and mutual benefits. The original geographical scope covered six provinces and municipalities namely Shanghai municipality, Zhejiang province, Fujian province, Hubei province, Guangdong province and Hainan province. The existing terms of the Strategic Agreement have been set out in the Letter from the Board in the Circular. It is noted that at an extraordinary general meeting of the Company held on 25 October 2006 where the Independent Shareholders of the Company had approved, inter alia, the Strategic Agreement.

On 15 June 2007, the Company and CCS entered into the Supplemental Agreement to amend certain terms of the Strategic Agreement to expand the geographic scope of mutual strategic cooperation under the Strategic Agreement so as to benefit from CCS’s expansion of its service areas from 6 Existing Provinces to 19 provinces, municipalities and autonomous regions.

Pursuant to the Listing Rules, the entering into Supplemental Agreement constitutes non-exempt continuing connected transactions falling under Rule 14A.35 of the Listing Rules. This transaction is subject to reporting and announcement requirements and approval by the Independent Shareholders’ vote by way of a poll at the EGM under Rule 14A.48 of the Listing Rules.

Reasons and benefits for the Strategic Agreement and the Supplemental Agreement

We note that with the background and its special role in the telecommunication industry, CCS is the few available provider in the market for the services that the Company requires in its operations.

As stated in the Letter from the Board in the Circular, by expanding the geographic scope of strategic cooperation with CCS, the Company will be able to realize the same benefits in the Additional Provinces as in the Existing Provinces of having CCS as the provider of the (i) services in connection with the design, construction, project supervision and management of communication engineering projects and (ii) facilities management and network maintenance services. In addition, the Group will also be able to benefit from the broader service network and enhanced servicing capability of CCS in the Enlarged CCS Service Areas resulting from its expansion. It is stated in the Letter from the Board in the Circular that the reasons and benefits for the Supplemental Agreement and for expanding the geographic scope of mutual strategic cooperation are the same as those for the Strategic Agreement as disclosed in the 2006 Announcement, and have been restated and summarized hereunder:

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•	To assist the Company in continually receiving stable operational support services of a high quality, and at the same time lowering costs.

•	To assist in the development of a market-oriented service relationship and ensuring that the Company secures its service sources.

•	To ensure the Company’s strategic transformation through strategic cooperation with CCS.

Having considered the above reasons and factors, there is no reason for us to doubt the commercial reasoning for entering into the Supplemental Agreement.

Major terms of the Supplemental Agreement

As stated in the Letter from the Board in the Circular, the Supplemental Agreement will expand the geographic scope of mutual strategic cooperation under the Strategic Agreement to include the Additional Provinces. With the Strategic Agreement and the Supplement Agreement, the geographic scope of mutual strategic cooperation between the Group and the CCS will cover 19 provinces, municipalities and autonomous regions in total.

As stated in the Letter from the Board in the Circular, the Supplemental Agreement has set out the Company’s undertaking to receive certain services in respect of the design, construction, project supervision and management of communication engineering projects provided by the CCS Group in relation to the Additional Provinces by adjusting the Company’s current undertaking in relation to the Existing Provinces. Under the Supplemental Agreement, the Company undertakes that during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s wholly-owned subsidiaries in the Enlarged CCS Service Areas will, on an annual basis, accept services from the wholly-owned subsidiaries of CCS with an aggregate value of not less than 10.6% of the total annual capital expenditure incurred by the relevant subsidiaries of the Company during that year, which has taken into consideration the historical amounts of transactions between the Group and the businesses to be acquired by CCS in the Additional Provinces and the current undertaking (being not less than 12.5%) applicable to the Existing Provinces under the existing terms of the Strategic Agreement.

In addition, the Supplemental Agreement also contains the Company’s undertaking to receive certain facilities management and network maintenance services provided by the CCS Group in relation to the Additional Provinces. Pursuant to the Supplemental Agreement, the Company undertakes that, during the period between 1 January 2007 and 31 December 2009, provided that terms for provision of relevant services by CCS Group are similar to other service providers, the Company’s wholly-owned subsidiaries in the Enlarged CCS Service Areas will, on an annual basis, accept facilities management services from the relevant wholly-owned subsidiaries of CCS amounting to an aggregate value of not less than RMB1.78 billion, which has taken into consideration the historical amounts of transactions between the Group and the business to be acquired by CSS in the Additional Provinces and the current undertaking (being not less than RMB1.33 billion) applicable to the Existing Provinces under the existing terms of the Strategic Agreement.

The effectiveness of the Supplemental Agreement is conditional upon, inter alia, Independent Shareholders’ approval of the Supplemental Agreement having been obtained; and CCS having obtained the requisite independent shareholders’ approval as required under the Listing Rules in respect of the Supplemental Agreement and of its proposed acquisition of certain specialized assets from China Telecommunications Corporation in the Additional Provinces.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual caps and basis of determination

As stated in the Letter from the Board in the Circular, neither Supplemental Agreement nor the Strategic Agreement sets out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of CCS, has signed certain framework agreements for continuing connected transactions with the Company and the transactions contemplated under the Supplemental Agreement and the Strategic Agreement are covered by these framework agreements. These frameworks agreements are already subject to annual caps and the proposed annual caps for the transactions under the Strategic Agreement (as amended by the Supplemental Agreement) are subsumed under the annual caps for the said framework agreements between the Company and China Telecommunications Corporation, including the Engineering Framework Agreements, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement. In this respect, we note that such framework agreements have already covered all the provinces, autonomous regions and municipalities that the Company has operations, and as such, there is no change to such continuing connected transactions for reason of entering into of the Supplemental Agreement. Further, it is noted that all transactions currently contemplated under the Strategic Agreement (as amended) are covered under the existing framework agreements. It is also noted that it will comply with relevant Listing Rule requirements in the future if there will be any transaction under the Strategic Agreement (as amended) not covered under any existing framework agreement.

Pricing basis

Under the Strategic Agreement, in respect of the tariff standards (applicable prices), if the government-prescribed prices are available, the government-prescribed prices shall be used. If the government-guided prices are available, the government-guided prices shall be used; but if neither the government-prescribed, nor the government-guided prices are available and a market price is available, the market prices shall be used. If the government-prescribed prices, the government-guided prices and the market prices are not available, the parties shall enter into negotiations based on the principles of fairness, provided that the prices subject to consultation between the parties shall be determined by taking into account the reasonable cost plus a reasonable margin, in which the term “reasonable cost” shall be determined between the parties upon consultation. Nothing has come to our attention that such clause would be amended under the Supplemental Agreement.

Under the Strategic Agreement, CCS will offer at least 5% price discount to the Company based on the applicable standard prices for the services in connection with the design, construction, project supervision and management of communication engineering projects.

The Board considers that the terms of the Supplemental Agreement and the transactions contemplated thereunder are on normal commercial terms, are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Under the Supplemental Agreement, the Company proposes to revise the current undertaking for the following services:

	Current undertaking for each of the three year ending 31 December 2009 (on the basis of 6 provinces and municipalities)	Revised undertaking for each of the three year ending 31 December 2009 (on the basis of 19 provinces, municipalities and autonomous regions)

Services in connection with the design, construction and supervision of communication engineering projects provided by CCS Group	Not less than 12.5% of the total annual capital expenditure incurred by the relevant subsidiaries of the Company	Not less than 10.6% of the total annual capital expenditure incurred by the relevant subsidiaries of the Company

Facilities management services provided by CCS Group	Not less than RMB1.33 billion (note)	Not less than RMB1.78 billion (note)

Note: As set out in the Letter from the Board in the Circular, for the purpose of calculation of the amount of transactions falling under the above undertaking for the year ending 31 December 2007, all transactions of the same type entered into between the Group and the business to be acquired by CCS in the Additional Provinces in year 2007 would be aggregated.

In considering such revision, we have discussed with the Directors the basis in setting the revised undertaking for the Supplemental Agreement. We have been informed that the proposed undertaking are determined with reference to the amounts of transactions between the Group and the business to be acquired by CCS in the Additional Provinces and the current undertaking applicable to the Existing Provinces. It is noted that the revised undertaking to cater for the Additional Provinces are not revised on a pro rata basis. In this regard, it should be noted that the Existing Provinces are mainly located in the coastal areas of the PRC while some of the Additional Provinces are located in the rural areas. As such, it is understandable that the demand for the services provided by CCS Group to the Company and its subsidiaries is lower in the Additional Provinces than in the Existing Provinces.

We note that upon the expiry of the Supplemental Agreement, the Company shall be required to fully comply with the then requirement of the Listing Rules. We consider this provides the Independent Shareholders with an opportunity to review and reconsider the renewal of the revised undertaking upon the expiry of the terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CONCLUSION

Having considered the principal reasons and factors set out in this letter, we consider that the terms of the Supplemental Agreement and the transactions contemplated thereunder, which are continuous in nature and were entered into in the ordinary and usual course of business of the Group, are on normal commercial terms, fair and reasonable and in the interest of the Company and its Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favor of the resolution to be proposed at the EGM to approve the Supplemental Agreement.

Yours faithfully, For and on behalf of BNP Paribas Capital (Asia Pacific) Limited Isadora Li Head of Investment Banking — North Asia

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS and Assets

As at the Latest Practicable Date, none of the directors or supervisors of the Company had any material interest, whether directly or indirectly, in any significant contracts entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at the Latest Practicable Date, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

APPENDIX I	GENERAL INFORMATION

4.	MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at the Latest Practicable Date, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total of shares in issue (%)	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57	70.89	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37	6.94	Beneficial owner

Commonwealth Bank of Australia	1,228,624,000 (Long position)	H shares	8.85	1.52	Interest of a controlled corporation

UBS AG	822,372,426 (Long position)	H shares	5.93	1.02	Beneficial owner of 575,895,026 shares, security interest in 10,821,400 shares and interest of controlled corporations in 235,656,000 shares

	279,317,990 (Short position)	H shares	2.01	0.35	Beneficial owner of 267,928,990 shares, security interest in 2,813,000 shares and interest of a controlled corporation in 8,576,000 shares

Save as stated above, as at the Latest Practicable Date, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

5.	COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors was interested in any business, apart from the business of the Listed Group, which competes or is likely to compete, either directly or indirectly, with that of the Listed Group.

6.	LITIGATION

No member of the Group is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

APPENDIX I	GENERAL INFORMATION

7.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

8.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of the Company, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands. A poll demanded on issues concerning election of the chairman or suspension of a meeting shall be taken forthwith. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

9.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date of the latest published audited financial statements of the Company.

10.	CONSENTS

BNP Paribas Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and reference to its name in the form and context in which it appears.

11.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
BNP Paribas Capital	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, BNP Paribas S.A., the parent company of BNP Paribas Capital held 131,243,418 H Shares, representing approximately 0.16% of the issued share capital of the Company. Save as disclosed above, as at the Latest Practicable Date, BNP Paribas Capital was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and not had any interest, either directly of indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

12.	MISCELLANEOUS

(a)	The Company Secretary and Qualified Accountant is Yung Shun Loy, Jacky.

(b)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100032, PRC.

13.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the EGM and at the EGM:

(a)	the articles of association of the Company;

(b)	the Supplemental Agreement;

(c)	the Strategic Agreement;

(d)	the letter of consent referred to in paragraph 10 of this Appendix;

(e)	the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 15 to 16 of this circular; and

(f)	the letter from the Independent Financial Adviser dated 21 June 2007, the text of which is set out on pages 17 to 23 of this circular.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 7 August 2007 at 31 Jinrong Street, Xicheng District, Beijing, PRC to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTION

1.	THAT the Supplemental Agreement as described in the Circular and the transactions contemplated thereunder be and are hereby approved, ratified and confirmed and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

SPECIAL RESOLUTION

2.	THAT the articles of association of the Company (“Articles of Association”) be amended as follows:

(1)	the following article be added before the existing Article 185 of the Articles of Association:

“Subject to the proper compliance of all the applicable laws, rules and regulations (including but not limited to the rules of the designated stock exchanges) and obtaining all the required consent (if any), any notice or document published by the Company (including but not limited to the “Corporate Communication” as defined by the rules of the designated stock exchanges) could be delivered by the following methods:

(1)	by hand;

(2)	by post;

(3)	by sending it to the facsimile number or other number of electronic communication (including but not limited to email address) or website as provided by the addressee to the Company for the said purpose;

(4)	by public announcement;

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(5)	by uploading the notice or document to the website of the Company or the Hong Kong Stock Exchange and issuing a notice to the addressee for notifying him/her on the availability of such notice or document on such website (the “Availability Notice”). The Company shall deliver the Availability Notice to the holders of overseas listed foreign shares by hand or by post in pre-paid envelopes;

(6)	by any other methods as agreed between the Company and the addressee or as accepted by the addressee after the notice is received; or

(7)	by any other methods as authorized by the relevant regulatory body of the place of listing of the Company or as stipulated by the Articles of Association.

In case of joint holders of shares, all the notices or documents shall be delivered to the holder whose name stands first in the register of members and such notices or documents delivered thereby shall be deemed duly delivered to and received by all such joint holders.”

(2)	the existing Article 186 of the Articles of Association shall be deleted in its entirety and be restated as following new Article 186:

“Any notice or document shall be:

(1)	deemed issued when the envelope containing such notice was put into postbox and deemed duly received after 48 hours thereafter if it was delivered by post, provided that the address was clearly written, postage fee pre-paid and the notice was put inside such envelope.

(2)	deemed delivered on the receiving date (i.e. the sending date) if it was sent by facsimile, in such case the receiving date shall be the date shown on the facsimile transmission report. If it was sent as an electronic message, it shall be deemed delivered on the date when the message was transmitted from the server of the Company or its agent.

(3)	deemed delivered on the date when the availability notice is deemed delivered to the shareholder if the notice or document was uploaded onto the website of the Company.

(4)	deemed delivered on the date when the notice or document is published for the first time if it is published as a public announcement, provided that such announcement shall be published on newspaper stipulated by the relevant rules.

(5)	deemed delivered at the time it is delivered by hand or (as the case may be) at the time of such delivery is deemed delivered if the notice or document is sent or delivered by any other methods as stipulated in the Articles of Association.”

(3)	the following clause shall be added after the existing Article 186 of the Articles of Association.

“If the listing rules in the listing place require the Company to dispatch, mail, distribute, issue or otherwise provide the relevant document of the Company in English and in Chinese, the Company shall be allowed to deliver either the English or the Chinese version in accordance with the choice of the shareholder, provided that the Company has made appropriate arrangement to confirm whether the shareholders would like to receive either the English or the Chinese version and subject to and to the extent as permitted by the applicable laws and regulations.”

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(4)	the board of directors of the Company (the “Board”) shall be authorized to add to or delete the relevant contents to the Articles of Association in accordance with the special resolution numbered 2 above, to re-order the sequences of the articles in accordance with the order stated in special resolution numbered 2 above and to prepare the full version of the restated Articles of Association as a result of the above amendments. Any director of the Company or any officer designated by the director shall be authorized to effect any related registration of the amendments with the company registration authority.

By Order of the Board Yung Shun Loy, Jacky Company Secretary
Beijing, PRC 21 June 2007

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:30 p.m. on 6 July 2007 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the shareholders circular of the Company, which is expected to be dispatched to shareholders around 21 June 2007.

(3)	Concerning the special resolution numbered 2 above, as the Articles of Association only exist in Chinese, the Chinese text of the relevant proposed resolution shall prevail over the English text.

In order to protect the environment and for purposes of cost efficiency, the Company proposes to amend the Articles of Association to allow the Company to deliver to shareholders either the English version or the Chinese version of any notice or corporate communication at their option as well as expanding the mode of delivery to include electronic means and other methods as authorized by the relevant regulatory body of the place of listing.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares or to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited Room 1806–1807, 18th Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(6)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 17 July 2007.

(7)	Closure of the register of members:

The register of members of the Company will be closed from 8 July 2007 to 7 August 2007 (both days inclusive).

(8)	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District

Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile:(8610) 6601 0728